June 18, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Newell Rubbermaid Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 14A Filed April 3, 2009

File No. 1-9608

Dear Mr. Cash:

We are in receipt of your comment letter dated June 12, 2009 to Newell Rubbermaid Inc. (the “Company”) related to the Company’s prior responses to your previous comment letters dated April 3, 2009 and May 19, 2009. On behalf of the Company, we have addressed the comment in the June 12, 2009 comment letter by reproducing the comment below and providing the Company’s response immediately following.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

2008 Grants of Plan-Based Awards, page 36

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We note your statement on page 19 that performance below the target generally results in a lower bonus payment for that goal if a minimum threshold is met, or no payment if it is not. Therefore, we do not understand your June 3 response to prior comment 3 that the amount payable if a minimum threshold is attained would be $0. It appears to us that if a minimum threshold is met, then some level of bonus would be paid but no payment would be made if the minimum threshold was not achieved. Supplementally, please clarify this point. Please refer to Instruction 2 to Item 402(d) of Regulation S-K.

Company Response

On page 19 of the Proxy Statement the Company states:

“Performance above the target results in payment of a higher percentage of salary up to a preestablished maximum, depending on participation levels and the achievement of the other performance goals. Performance below the target generally results in a lower bonus payment for that goal if a minimum threshold is met, or no payment if it is not.”

This disclosure is intended to convey that there may be a range of potential payments under the Company’s Management Cash Bonus Plan (the “Bonus Plan”) depending upon the extent to which the level of actual results either exceeds or falls short of the applicable target goals.

As stated in the Company’s prior response, payouts under the Bonus Plan may range from 0% to 200% of the target cash bonus depending upon the level of attainment of the applicable target goals. For example, as disclosed in the Proxy Statement the CEO’s 2008 target cash bonus was $1,356,250, or 105% of his salary. Therefore, the potential payout to the CEO under the Bonus Plan in 2008 ranged from $0 to $2,712,500. Thus, it was possible that performance only slightly above a minimum level with respect to a goal could have resulted in a nominal payment (e.g., $1) to the CEO. In future filings, the Company will disclose $1 in the threshold column of the Grants of Plan-Based Awards table and supplement the footnote disclosure applicable to this column to further clarify the potential range of payments possible under the Bonus Plan.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7733, should you have any questions regarding our responses or any related matters.

Sincerely,

/s/ J. Patrick Robinson

Newell Rubbermaid Inc.

By:	J. Patrick Robinson
Title:	Executive Vice President and Chief Financial Officer

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